                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        SUPERCONDUCTOR TECHNOLOGIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    867931107
                                 (CUSIP Number)

                                 Nancy M. Taylor
                              Tredegar Corporation
                              1100 Boulders Parkway
                            Richmond, Virginia 23225

                                 (804) 330-1000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                       June 23, 1999 and August 17, 1999
            Dates of Events which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box [ ] N/A


                                       1.

CUSIP NO. 867931107

1. Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

        TGI Fund III, LLC    I.D. # 31-1649684

2. Check the Appropriate Box if Member of a Group (a) [X]
                                                  (b) [ ]

3. SEC Use Only

4. Source of Funds

        AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]   N/A

6. Citizenship or Place of Organization

        Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

        1,320,000

8. Shared Voting Power

        0

9. Sole Dispositive Power

        1,320,000

10. Shared Dispositive Power

        0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,320,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        N/A

13. Percent of Class Represented by Amount in Row (11)

        14.6%

14. Type of Reporting Person

        OO


                                       2.

CUSIP NO. 867931107

1. Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

        Tredegar Investments, Inc.  I.D. # 54-1561097

2. Check the Appropriate Box if Member of a Group (a) [X]
                                                  (b) [ ]

3. SEC Use Only

4. Source of Funds

        AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]   N/A

6. Citizenship or Place of Organization

        Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

        0

8. Shared Voting Power

        1,320,000

9. Sole Dispositive Power

        0

10. Shared Dispositive Power

        1,320,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,320,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        N/A

13. Percent of Class Represented by Amount in Row (11)

        14.6%

14. Type of Reporting Person

        CO


                                       3.

CUSIP NO. 867931107

1. Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

        Tredegar Corporation        I.D. # 54-1497771

2. Check the Appropriate Box if Member of a Group (a) [X]
                                                   (b) [ ]

3. SEC Use Only

4. Source of Funds

        WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        [ ]   N/A

6. Citizenship or Place of Organization

        Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power

        0

8. Shared Voting Power

        1,320,000

9. Sole Dispositive Power

        0

10. Shared Dispositive Power

        1,320,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,320,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

        N/A

13. Percent of Class Represented by Amount in Row (11)

        14.6%

14. Type of Reporting Person

        CO


                                       4.

SCHEDULE 13D

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $0.001 par value, of Superconductor Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 460 Ward Drive, Suite F, Santa Barbara, California 93111-2310. The Common Stock is quoted on the Nasdaq National Market under the symbol "SCON".

Item 2.  Identity and Background

        (a) Name of persons filing (individually, the "Registrant" and collectively, the "Registrants"):

                      TGI Fund III, LLC

                      Tredegar Investments, Inc.

                      Tredegar Corporation

The name, position, business address and citizenship of each director and executive officer of the entities listed above, each controlling person of such entities and each director and executive officer of any person or corporation in control of said entities, is attached hereto as Exhibit 1.

        (b) Business Address

               The address of the Registrants is a follows:

               TGI Fund III, LLC
               6501 Columbia Center
               701 Fifth Avenue
               Seattle, Washington 98104

               Tredegar Investments, Inc.
               6501 Columbia Center
               701 Fifth Avenue
               Seattle, Washington 98104

               Tredegar Corporation
               1100 Boulders Parkway
               Richmond, Virginia 23225


                                       5.

        (c) Principal occupation or employment

               The principal occupations of the companies, listed in response to
               Item 2(a) are:

               For TGI Fund III, LLC and Tredegar Investments, Inc.: diversified investments and operations.

               For Tredegar Corporation: manufacturer of plastics and aluminum extrusions and has interests in drug discovery, drug delivery and a variety of other emerging technologies.

        (d) Criminal convictions

               None of the persons named in Item 2(a)(including Exhibit 1) have been convicted in a criminal proceeding in the last five years.

        (e) Civil proceedings

               None of the persons listed in response to Item 2(a) (including
Exhibit 1) have in the last five years been subject to a judgment, decree or final order as described in Item 2, subsection (e) of Schedule 13D.

        (f) Citizenship

               TGI Fund III, LLC is a Virginia limited liability company.

               Tredegar Investments, Inc. is a Virginia corporation

               Tredegar Corporation is a Virginia corporation

Item 3.  Source and Amount of Funds or Other Consideration

        The Securities (defined in Item 4) were purchased for an aggregate of three million dollars ($3,000,000). The funds were made available to TGI Fund III, LLC from Tredegar Corporation's working capital as an equity investment by Tredegar Corporation in Tredegar Investments, Inc., which in turn made an equity investment in TGI Fund III, LLC.

Item 4.  Purpose of Transaction

On June 23, 1999 TGI Fund III, LLC entered into a Stock Purchase Agreement with the Issuer pursuant to which TGI Fund III, LLC purchased at two closings on June 23, 1999 and August 17, 1999 an aggregate of 60,000 shares of Series D Preferred Stock and warrants to purchase 120,000 shares of Common Stock at a price of $3.00 per share. Such shares of Series D Preferred Stock are initially convertible into 1,200,000 shares of Common Stock (collectively, the "Securities").


                                       6.

Except as set forth above and in Item 6 below, the Registrants have no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or Management of the Issuer including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's business or corporate structure,
(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act of 1933, or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

        (a) Beneficial Ownership

            TGI Fund III, LLC is the owner of record and beneficially owns the Securities.

        (b) Power to Vote or Dispose of Shares

            Each person listed above in response to Item 5(a) has the sole power to vote and to direct the vote and the sole power to dispose of and direct the disposition of the Securities except as follows:

            Tredegar Investments, Inc. and Tredegar Corporation may be deemed to share voting and disposition power regarding the shares held or deemed held by TGI Fund III, LLC.

        (c) Other than as described herein, there have not been any transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by the persons named in response to paragraph
            (a).

        (d) There is no person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

        (e) Not applicable.


                                       7.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Series D Preferred Stock Purchase Agreement and the Third Amended and Restated Stockholder Rights Agreement, attached hereto, as Exhibits 2 and 3, respectively, there are no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the person with whom such contracts, arrangements, understandings or relationship have been entered into. There are no securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in any loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1. Information concerning officers and directors of reporting persons and certain affiliates thereof.

Exhibit 2. Series D Preferred Stock Purchase Agreement

Exhibit 3. Third Amended and Restated Stockholder Rights Agreement


                                       8.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of all of the entities listed below. Each such entity hereby agrees that this statement is filed on behalf of each of them, as provided for under Rule 13d-1(k) promulgated under the Exchange Act of 1934, as amended.

TGI FUND III, LLC

By: Tredegar Investments, Inc., Its: Manager

By:/s/ NANCY M. TAYLOR
   ------------------------------------------------
   Nancy M. Taylor
Its:  Vice President and Secretary

TREDEGAR INVESTMENTS, INC.

By:/S/ NANCY M. TAYLOR
   ------------------------------------------------
   Nancy M. Taylor
Its: Vice President and Secretary

TREDEGAR CORPORATION

By:/S/ NANCY M. TAYLOR
   ------------------------------------------------
   Nancy M. Taylor
Its:  Vice President, General Counsel and Secretary

September 1, 1999
Date


                                       9.

EXHIBIT 1

PRINCIPAL OFFICERS AND DIRECTORS OF TGI FUND III LLC, ALL OF WHOM ARE U.S. CITIZENS

Name and Address                    Title

Tredegar Investments, Inc.          Sole Manager
6501 Columbia Center
701 Fifth Avenue
Seattle, Washington 98104


                              Exhibit 1 - Page 1.

PRINCIPAL OFFICERS AND DIRECTORS OF TREDEGAR INVESTMENTS, INC., ALL OF WHOM ARE U.S. CITIZENS

Name and Address                    Title

John D. Gottwald                    Director
1100 Boulders Parkway
Richmond, Virginia 23225

Steven M. Johnson                   Director and President
6501 Columbia Center
701 Fifth Avenue
Seattle, Washington 98104

Norman A. Scher                     Director and Vice President
1100 Boulders Parkway
Richmond, Virginia 23225

John E. Parkey                      Vice President
6501 Columbia Center
701 Fifth Avenue
Seattle, Washington 98104

Charles A. Blanchard                Vice President
1100 Boulders Parkway
Richmond, Virginia 23225

Anthony P. Russo                    Vice President
6501 Columbia Center
701 Fifth Avenue
Seattle, Washington 98104

Nancy M. Taylor                     Vice President and Secretary
1100 Boulders Parkway
Richmond, Virginia 23225

D. Andrew Edwards                   Treasurer
1100 Boulders Parkway
Richmond, Virginia 23225

Patricia A. Thomas                  Assistant Secretary
1100 Boulders Parkway
Richmond, Virginia 23225


                              Exhibit 1 - Page 2.

PRINCIPAL OFFICERS AND DIRECTORS OF TREDEGAR CORPORATION, ALL OF WHOM ARE U.S. CITIZENS

Name and Address                    Title

Austin Brockenbrough, III           Director
1100 Boulders Parkway
Richmond, Virginia 23225

Phyllis Cothran                     Director
1100 Boulders Parkway
Richmond, Virginia 23225

Richard W. Goodrum                  Director
1100 Boulders Parkway
Richmond, Virginia 23225

Floyd D. Gottwald, Jr.              Director
1100 Boulders Parkway
Richmond, Virginia 23225

John D. Gottwald                    Director, President and Chief Executive Officer
1100 Boulders Parkway
Richmond, Virginia 23225

William M. Gottwald                 Director
1100 Boulders Parkway
Richmond, Virginia 23225

Richard L. Morrill                  Director
1100 Boulders Parkway
Richmond, Virginia 23225

Emmett J. Rice                      Director
1100 Boulders Parkway
Richmond, Virginia 23225

Norman A. Scher                     Director, Executive Vice President
1100 Boulders Parkway               and Chief Financial Officer
Richmond, Virginia 23225

Thomas G. Slater, Jr.               Director
1100 Boulders Parkway
Richmond, Virginia 23225


                              Exhibit 1 - Page 3.

Douglas R. Monk                     Executive Vice President and Chief Operating Officer
1100 Boulders Parkway
Richmond, Virginia 23225

Anthony J. Rinaldi                  Senior Vice President
1100 Boulders Parkway
Richmond, Virginia 23225

D. Andrews Edwards                  Vice President, Treasurer and Corporate Controller
1100 Boulders Parkway
Richmond, Virginia 23225

Michael W. Ginacaspro               Vice President - Corporate Development
1100 Boulders Parkway
Richmond, Virginia 23225

Nancy M. Taylor                     Vice President, General Counsel and Secretary
1100 Boulders Parkway
Richmond, Virginia 23225

Frederick P. Woods                  Vice President - Personnel
1100 Boulders Parkway
Richmond, Virginia 23225

Patricia A. Thomas                  Assistant Secretary
1100 Boulders Parkway
Richmond, Virginia 23225


                              Exhibit 1 - Page 4.